UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

The Pep Boys—Manny, Moe & Jack

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

713278109

(CUSIP Number)

Thomas R. Hudson Jr.
Pirate Capital LLC
200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854
(203) 854-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	713278109	SCHEDULE 13D	PAGE 2 OF 5 PAGES

1     NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PIRATE CAPITAL LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
                                     (b) ☒

3     SEC USE ONLY

4     SOURCE OF FUNDS*

AF

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		-0-
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		2,473,559
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		-0-
PERSON WITH	10	SHARED DISPOSITIVE POWER

		2,473,559

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,473,559

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14     TYPE OF REPORTING PERSON*

IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.	713278109	SCHEDULE 13D	PAGE 3 OF 5 PAGES

1     NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

THOMAS R. HUDSON JR.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
                                     (b) ☒

3     SEC USE ONLY

4     SOURCE OF FUNDS*

AF

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

		6,603.2**
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		2,473,559
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		6,603.2**
PERSON WITH	10	SHARED DISPOSITIVE POWER

		2,473,559

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,480,162.2**

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%**

14     TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
** INCLUDES VESTED OPTIONS AND RESTRICTED STOCK UNITS

CUSIP NO.	713278109	SCHEDULE 13D	PAGE 4 OF 5 PAGES

The Schedule 13D filed on April 20, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr.
(together, the "Reporting Persons"), relating to the shares of common stock,
$1.00 par value (the "Shares"), of The Pep Boys--Manny, Moe & Jack (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D on May 17, 2006, Amendment No. 2 on June 29, 2006, Amendment No. 3 on August 18, 2006, Amendment No. 4 on August 24, 2006, Amendment No. 5 on August 31, 2006, Amendment No. 6 on November 20, 2006, and Amendment No.7 on November 21, 2006 is hereby amended by this Amendment No. 8 to the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $36,518,231 was paid to acquire such Shares.

ITEM 4.     PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On or about March 31, 2008, the Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Fund LP and Jolly Roger Activist Fund LTD (together, the “Funds”) made distributions to investors in the Funds of their pro rata whole Share ownership through the Funds of an aggregate of 4,105,458 Shares.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), b), and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

    (a) The Reporting Persons beneficially own in the aggregate 2,480,162.2 Shares (including vested options and restricted stock units), constituting approximately 4.8% of the Shares outstanding.

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 51,729,983 Shares outstanding, which is the total number of Shares reported by the Issuer as outstanding in its Quarterly Report on Form 10-Q for the quarter ended November 3, 2007.

     (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 282,004 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,191,555 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,473,559 Shares, and Thomas R. Hudson Jr. is deemed to have sole voting and sole dispositive power with respect to an aggregate of 6,603.2 Shares (including vested options and restricted stock units).

            (e) March 31, 2008

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, Thomas R. Hudson Jr. holds, as of April 3, 2008, options to acquire 5,037 Shares, each of which option was granted by the Issuer, as set forth below.

Date of Grant	Shares Underlying Options	Exercise Price per Share ($)	Expiration Date	Purchase Price per Option ($)

08/30/06	338***	12.76	08/30/2013	N/A
10/24/06	2,456***	14.41	10/19/2013	N/A
06/14/2007	2,243***	21.70	06/14/2014	N/A

*** 20% of such options were exercisable on the date of grant. An additional 20% of such options will become exercisable on each of the next four anniversaries of the date of grant.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

CUSIP NO.	713278109	SCHEDULE 13D	PAGE 5 OF 5 PAGES

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2008

PIRATE CAPITAL LLC

By:	/s/ Thomas R. Hudson Jr.
Name: Thomas R. Hudson Jr.
Title: Managing Member

/s/ Thomas R. Hudson Jr.
Name: Thomas R. Hudson Jr.